SUB-ITEM 77C

The MFS Intermediate Income Fund, which has consequently terminated, held a special meeting of shareholders on May 18, 2000. Shareholders represented in person or by proxy voted as follows:

Sole Proposal:  To  approve  the  transfer  of  all  of the  assets  of the  MFS
     Intermediate Income Fund to the MFS Limited Maturity Fund and the termination of the MFS Intermediate Income Fund

                                    Shares           % of Shares
                                    Voted            Outstanding

FOR                             5,908,250                     47.80%
AGAINST                            57,345                      0.46%
ABSTAIN                           446,931                      3.61%

TOTAL                           6,412,526                     51.88%


The Amendment to the Declaration of Trust which terminated the MFS Intermediate Income Fund was filed in July 2000.